FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Nihon Unisys Has Adopted Magic Software’s iBOLT Integration Tool

Press Release

Nihon Unisys Has Adopted Magic Software’s iBOLT Integration Tool

iBOLT business integration suite to be used to integrate SaaS applications for Nihon Unisys customers

Or-Yehuda, Israel, December 6, 2010 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platforms and business and process integration solutions, today announced that Nihon Unisys, Ltd in Japan has adopted Magic Software’s iBOLT business integration suite as part of its offering to its clients.

Nihon Unisys, Japan’s most successful system integrator and one of the largest SaaS platform providers in Japan, chose Magic Software’s iBOLT code-free business integration suite (marketed in Japan as jBOLT) to increase its offering to its SaaS customers by providing them access to built-in data integration services.

As the popularity of cloud computing rapidly increases, there is a growing need for enterprises to take advantage of the great benefits of cloud computing while maintaining their existing applications. Therefore, enterprises need to be able to connect both cloud-based applications and on-premise legacy applications.

The iBOLT-based data integration services offered now by Nihon Unisys enable its customers to leap onto new IT grounds by assuring that on-premise IT systems remain active and in full sync with new cloud-based systems.

Nihon Unisys’s choice of iBOLT enables its customers to simplify the data integration of their platforms, significantly reducing development efforts and enhancing flexibility.

Commenting on the new deal, Toshio Sato, President, Magic Software Enterprises Japan, said, “We are very pleased with Nihon Unisys’s choice of iBOLT, which will let its customers deploy their integration more easily. The iBOLT system offers a fast and cost-effective integration, providing an enormous added value to our customers.”

Through integration, iBOLT helps users get more value from their IT investments by automating manual and repetitive workflows. With an integrated view of company data in real-time, management and employees can make more informed business decisions, receive more value from each business interaction and achieve faster time to market for their products and services.

About Nihon Unisys

The Nihon Unisys group has been a leading solutions provider and active supporter of information and communication technologies (ICT) in Japan since its founding in 1958 at the down of the computer area. Since then, the Group has consistently delivered customer-driven value-added ICT solutions in quick response to the often-changing needs of the business and the market.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions – including full client, rich internet applications (RIA), mobile or Software-as-a-Service (SaaS) modes – and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about its industry-related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners

Magic Software press contacts:

USA Cathy Caldeira Metis Communications Tel: +1-617-236-0500 Email: magicsoftware@metiscomm.com	International Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Nihon Unisys Has Adopted Magic Software’s iBOLT Integration Tool

Exhibit 10.1